SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐       No       ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.
.
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer
Date:  July 28, 2009

Latin America’s Beverage Leader

FEMSA Delivers Robust Revenues and Operating Income Growth in 2Q09

Monterrey, Mexico, July 28, 2009 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the second quarter of 2009.

Second Quarter 2009 Highlights:

•    Consolidated total revenues and income from operations grew 18.8% and 16.1%, respectively, compared to the second quarter 2008.

-      In spite of an extremely challenging economic environment, FEMSA again delivered a quarter of strong growth in revenues and income from operations, driven mainly by double-digit performance at Coca-Cola FEMSA and FEMSA Comercio.

-     Net Majority Income for the second quarter was stable relative to the same period in 2008, however for the first half of 2009 Net Majority Income contracted by 14.2%.

•     Coca-Cola FEMSA total revenues and income from operations increased 30.4% and 16.0%, respectively.

-     Driven by double-digit growth in income from operations in its Latincentro and Mercosur divisions, combined with a more modest increase in its Mexico division.

•     FEMSA Cerveza total revenues increased 6.7%, while income from operations decreased slightly by 0.7%.

-      Sales volume in Mexico decreased 5.9% and 8.4% in Brazil, but strong pricing in both markets compensated for the soft volume trends resulting in revenue growth of 3.2% and 0.5%, respectively. Export sales volume grew 2.4%, despite a sustained decline in the US import category.

-     Top-line growth combined with operating expense containment partially offset raw material pressures, resulting in a slight decrease of 0.7% in income from operations.

•     FEMSA Comercio continued its pace of strong growth and margin expansion.

-     Income from operations increased by 40.9% resulting in an operating margin expansion of 150 basis points compared to the second quarter of 2008, to reach 8.0%.

José Antonio Fernández, Chairman and CEO of FEMSA, commented: “During the second quarter we were able to extend the performance trends set during the first quarter, as some of our international results managed to offset the more complex environment experienced in our Mexico beverage operations, and FEMSA Comercio had another strong quarter. However, our net income for the first semester was still well into negative territory, in spite of the healthier dynamics of our operations outside of Mexico. And so, while there are encouraging signs for a mild recovery in the coming months, we remain cautious of the risks that lie ahead as we continue to execute on our strategy.”

FEMSA Consolidated

Our results of operations have been affected by the depreciation of local currencies in our major operations against the US dollar, particularly beginning in the fourth quarter of 2008, and continuing through the second quarter of 2009. Relative to the comparable date in 2008, as of June 30 2009 the Mexican Peso depreciated approximately 28% and the depreciation of the Brazilian Real was approximately 23%.

Total revenues increased 18.8% compared to 2Q08, to Ps. 48.179 billion. Coca-Cola FEMSA accounted for approximately 74% of the incremental consolidated revenues, while FEMSA Comercio and FEMSA Cerveza provided the balance. For the first half of 2009, consolidated total revenues increased 18.7% to Ps. 91.251 billion.

Gross profit increased 18.0% compared to 2Q08 to Ps. 22.495 billion in 2Q09. Gross margin decreased 30 basis points compared to the same period in 2008 to 46.7% of total revenues. FEMSA Comercio’s gross profit improvement partially offset raw-material cost pressures at Coca-Cola FEMSA and FEMSA Cerveza, as well as the depreciation of local currencies as applied to our US dollar-denominated costs.

For the first half of 2009, gross profit increased 17.6% to Ps. 41.633 billion. Gross margin decreased 50 basis points compared to the same period in 2008 to 45.6% of total revenues. As was the case during the second quarter of 2009, FEMSA Comercio’s gross profit improvement partially offset raw-material cost pressures at Coca-Cola FEMSA and FEMSA Cerveza, as well as the depreciation of the local currencies as applied to our US dollar- denominated costs.

Income from operations increased 16.1% to Ps. 6.787 billion in 2Q09 as compared to the same period in 2008, driven by double-digit income growth in Coca-Cola FEMSA and FEMSA Comercio. Consolidated operating margin decreased 30 basis points as compared to 2Q08 at 14.1%, as operating margin improvement and expense containment initiatives at FEMSA Comercio offset operating margin pressure at Coca-Cola FEMSA and gross margin pressure at FEMSA Cerveza.

For the first half of 2009, income from operations increased 17.2% to Ps. 11.525 billion. Our consolidated operating margin year-to-date was 12.6% as a percentage of total revenues, a decrease of 20 basis points as compared to the same period of 2008, due to raw material pressures, which were almost fully offset by robust top-line growth and expense containment initiatives.

Net income increased 6.7% compared to 2Q08 to Ps. 3.730 billion in 2Q09, as higher income from operations more than offset an increase in the integral result of financing during the quarter. This increase resulted from the appreciation of the US dollar against our local currencies as applied to our liability position, and higher interest expenses. The effective tax rate was 29.6% in 2Q09 compared with 27.6% in 2Q08.

For the first half of 2009, in spite of the growth in income from operations, net income decreased 6.7% to Ps. 5.167 billion, compared to the same period of 2008, primarily as a result of a higher integral result of financing during the period, as described above.

Net majority income increased 0.3% over 2Q08, resulting in Ps. 0.70 per FEMSA Unit1 in 2Q09. Net majority income per FEMSA ADS was US$ 0.53 for the quarter. For the first half of 2009, net majority income per FEMSA Unit1 was Ps. 0.91 (US$ 0.69 per ADS).

Capital expenditures decreased 2.1% over 2Q08 to Ps. 2.787 billion in 2Q09, mainly driven by the rationalization and deferral of investments in FEMSA Cerveza, which partially offset manufacturing investments at Coca-Cola FEMSA and the accelerated expansion in store openings at FEMSA Comercio.

1
FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2009 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

July 28, 2009

Our consolidated balance sheet as of June 30, 2009, recorded a cash balance of Ps. 17.702 billion (US$ 1.344 billion), an increase of Ps. 8.243 billion (US$ 625.9 million) compared to the same period in 2008, reflecting the cash earmarked to pay down certain of FEMSA’s local-currency bonds (certificados bursátiles) and Coca-Cola FEMSA’s Yankee bond and certain other debt, which came due in early July. Short-term debt was Ps. 13.052 billion (US$ 991 million) while long-term debt was Ps. 35.637 billion (US$ 2.706 billion). Our net debt decreased by Ps. 1.328 billion (US$100.8 million) for a net debt balance of Ps. 30.987 billion (US$ 2.353 billion).

Consistent with what we believe to be FEMSA’s conservative approach, as of June 30, 2009, our ratio of net debt to EBITDA2 was only 0.9x, while our mix of US dollar-denominated debt represented 17.5% and our mix of fixed interest rate represented 47.6% of this debt. In terms of our debt profile, we had approximately Ps. 7.0 billion (US$ 535 million) coming due in the remaining months of 2009, which have been fully refinanced. As of the date of this press release and as described in the previous paragraph, in early July FEMSA retired local bonds for Ps. 1,250 million and Coca-Cola FEMSA retired its Yankee bond for US$ 265 million and other debt for Ps. 500 million. For 2010 and 2011, we have minor debt maturities, and our debt profile currently extends as far out as 2017.

As a matter of policy, FEMSA follows what it considers to be a conservative approach with respect to its leverage position and seeks to maintain low leverage ratios. FEMSA also seeks to manage risk through derivative instruments, through which it aims to minimize the volatility and uncertainty of operating results by hedging interest rates, foreign exchange rates and the prices of certain of our raw materials.

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or visit www.coca-colafemsa.com.

Beer – FEMSA Cerveza

Mexico sales volume decreased 5.9% to 7.017 million hectoliters in 2Q09, during what we believe will turn out to be the most challenging quarter in 2009 from an economic environment perspective, particularly in the hard-hit manufacturing hubs in the north of the country and compounded by the H1N1 flu outbreak.  However, Mexico price per hectoliter showed robust growth of 9.7% over 2Q08 to Ps. 1,159.0 in 2Q09, resulting from price increases implemented during the second quarter of 2009, in addition to the increases carried out in late 2008. As a result, Mexico beer revenues were up 3.2% over 2Q08.

For the first half of 2009, Mexico sales volume decreased 4.6% to 12.895 million hectoliters.

Brazil sales volume decreased 8.4% in 2Q09, which reflects a tough comparable of 12.8% volume growth in 2Q08, to 2.070 million hectoliters. However, Brazil price per hectoliter calculated in Mexican pesos increased 9.7% to Ps. 699.0 compared to the same period in 2008. Price per hectoliter in local currency was 8.0% higher as a result of price increases implemented over the last twelve months. As a result, Brazil beer revenues were up 0.5% over 2Q08.

For the first half of 2009, Brazil sales volume decreased 3.1% to 4.522 million hectoliters.

Export sales volume increased 2.4% in 2Q09 to 1.034 million hectoliters, despite a challenging economic environment across export markets. This increase was mainly driven by our Dos Equis brand in the US. Export price per hectoliter in Mexican pesos increased 33.5% to Ps. 1,304.8 in 2Q09 as compared with 2Q08, reflecting the Mexican peso depreciation against the US dollar. In US dollar terms, price per hectoliter increased 3.7% mainly due to moderate price increases implemented for our Tecate brand, as well as a favorable brand mix shift from Tecate to higher-priced Dos Equis. As a result, Export beer revenues were up 36.7% over 2Q08.

For the first half of 2009, export sales volume increased 2.3% to 1.820 million hectoliters.

2
As used herein, Net debt/EBITDA is calculated by dividing net debt at the end of the quarter by the EBITDA for the last twelve months, as reported in Mexican pesos and converted to US dollars with the period-end exchange rate.

July 28, 2009

Total revenues increased 6.7% over 2Q08 to Ps. 11.880 billion in 2Q09. Higher average price per hectoliter in all of our operations drove these results. Mexican beer sales represented 74.4% of total beer revenues, while Brazil and Export beer sales reached 13.2% and 12.3% of total beer revenues, respectively in 2Q09.

For the first half of 2009, total revenues increased 8.3% to Ps. 21.934 billion mainly driven by a 7.7% increase in beer revenues due to higher average unit price in local currency across our operations. Mexican beer revenues reached 72.3% of total beer revenues, down from 75.5% in the comparable period in 2008. Brazil beer revenues represented 15.5% of total beer revenues, up from 15.1% in the same period of 2008. Export beer revenues were 12.2% of total beer revenues, up from 9.4% in the comparable period in 2008.

Cost of sales was Ps. 5.525 billion in 2Q09, an increase of 12.1% compared with 2Q08, which was above the 6.7% growth in total revenues. Cost per hectoliter increased by 18.8% over 2Q08, maintaining the sequential trend of the previous quarter, as a result of year-over-year increases in the cost of raw materials across all regions, particularly in grains and to a lesser extent aluminum, as well as of continuous pressure from the effect of the depreciation of the Mexican peso and the Brazilian Real of approximately 28% and 23%, respectively, as applied to the unhedged portion of our dollar-denominated inputs. Gross profit increased 2.4% over 2Q08 to Ps. 6.355 billion in 2Q09, however as a percentage of revenues, gross margin declined 220 basis points from 55.7% in 2Q08 to 53.5% in 2Q09 as a result of these cost increases.

For the first half of 2009, cost of sales increased 15.4% to Ps. 10.632 billion. Gross margin year-to-date contracted by 300 basis points to 51.5% of total revenues as a result of these cost increases.

Income from operations decreased 0.7% compared with 2Q08 to Ps. 1.740 billion in 2Q09, as continued rationalization and containment efforts at the selling expense level in Mexico and Brazil helped to partially offset gross margin pressures as described above, as well as the effect of the peso depreciation as applied to higher marketing expenses in the US. Operating expenses increased by only 3.6%, approximately half of revenue growth and continuing the trend of 1Q09, and as a result operating margin contracted by 110 basis points, half the contraction experienced at the gross margin level.

For the first half of 2009, income from operations increased 3.4% to Ps. 2.508 billion, reaching 11.4% of total revenues, 60 basis points below the comparable period of 2008.

FEMSA Comercio

Total revenues increased 13.3% compared to 2Q08 to Ps. 13.554 billion in 2Q09 mainly driven by the opening of 269 net new stores in the quarter, for a total increase of 960 net new stores in the last twelve months. As of June 30, 2009, there were a total of 6,811 OXXO convenience stores in Mexico, well on track to meet the objective for the year. Same-store sales increased an average of 0.5% for the quarter over 2Q08, due to the 5.5% increase in store traffic, which more than offset a 4.6% decline in the average customer ticket. This decrease reflects the effects seen in 2008 and 1Q09 on same-store sales, ticket and traffic dynamics, which reflect the continued mix shift from prepaid wireless phone cards to the sale of electronic air-time, for which only the margin is recorded, not the full amount of the air-time recharge. On a comparable basis excluding this change, the average ticket would have grown in the low-single-digits in 2Q09.

For the first half of 2009, total revenues increased 11.9% to Ps. 25.355 billion. FEMSA Comercio´s same-store sales decreased an average of 0.6%, which reflects the mix shift from prepaid wireless phone cards to the sale of electronic air-time, as described above.

Gross profit increased by 19.7% in 2Q09 compared to 2Q08, resulting in a 170 basis point gross margin expansion reaching 31.9% of revenues. As was the case in previous quarters, this increase reflects the continued shift towards electronic air-time recharges as described above and to a similar extent, more effective collaboration and execution with our key supplier partners. For the first half of 2009, gross margin expanded by 220 basis points to 31.1% of total revenues.

July 28, 2009

Income from operations increased 40.9% over 2Q08 to Ps. 1.088 billion in 2Q09. Operating expenses increased 14.0% to Ps. 3,233 million, reflecting the growing number of stores as well as broad expense-containment initiatives at the store level. Operating margin expanded 150 basis points over 2Q08 reaching 8.0% of total revenues.

For the first half of 2009, income from operations increased 37.3% to Ps. 1.569 billion, resulting in an operating margin of 6.2%, a 120 basis point expansion from the prior year.

CONFERENCE CALL INFORMATION:

Our Second Quarter 2009 Conference Call will be held on: Tuesday July 28, 2009, 11:00 AM Eastern Time (10:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (1-866) 293-8968, International: (1-913) 981-5522. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.femsa.com/results.cfm.

We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A.B. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer and flavored alcoholic beverages; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at June 30, 2009, which was 13.17 Mexican pesos per US dollar.

FORWARD LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Six pages of tables and Coca-Cola FEMSA’s press release to follow

July 28, 2009

FEMSA
Consolidated Income Statement
Millions of Pesos
For the second quarter of:

	For the second quarter of:					For the six months of:
	2009(A)	% of rev.	2008(A)	% of rev.	% Increase	2009(A)	% of rev.	2008(A)	% of rev.	% Increase
Total revenues	48,179	100.0	40,564	100.0	18.8	91,251	100.0	76,852	100.0	18.7
Cost of sales	25,684	53.3	21,497	53.0	19.5	49,618	54.4	41,442	53.9	19.7
Gross profit	22,495	46.7	19,067	47.0	18.0	41,633	45.6	35,410	46.1	17.6
Administrative expenses	2,773	5.8	2,315	5.7	19.8	5,133	5.6	4,555	5.9	12.7
Selling expenses	12,935	26.8	10,905	26.9	18.6	24,975	27.4	21,021	27.4	18.8
Operating expenses	15,708	32.6	13,220	32.6	18.8	30,108	33.0	25,576	33.3	17.7
Income from operations	6,787	14.1	5,847	14.4	16.1	11,525	12.6	9,834	12.8	17.2
Other expenses	(657)		(535)		22.7	(1,181)		(856)		38.0
Interest expense	(1,316)		(1,240)		6.1	(2,793)		(2,433)		14.8
Interest income	116		199		(41.8)	230		377		(38.9)
Interest expense, net	(1,200)		(1,041)		15.3	(2,563)		(2,056)		24.7
Foreign exchange (loss) gain	89		558		(84.1)	(346)		669		N.S.
(Loss) gain on monetary position	108		147		(26.5)	193		258		(25.3)
Gain (loss) on financial instrument(6)	175		(152)		N.S.	(22)		(29)		(22.4)
Integral results of financing	(828)		(488)		69.7	(2,738)		(1,158)		N.S.
Income before income tax	5,302		4,824		9.9	7,606		7,820		(2.7)
Income tax	(1,572)		(1,330)		18.2	(2,439)		(2,285)		6.8
Net income	3,730		3,494		6.7	5,167		5,535		(6.7)
Net majority income	2,505		2,496		0.3	3,254		3,791		(14.2)
Net minority income	1,225		998		22.8	1,913		1,744		9.7

(A) Average Mexican Pesos of each year.

EBITDA & CAPEX
Income from operations	6,787	14.1	5,847	14.4	16.1	11,525	12.6	9,834	12.8	17.2
Depreciation	1,408	2.9	1,195	2.9	17.8	2,777	3.0	2,362	3.1	17.6
Amortization & other(5)	1,033	2.2	981	2.5	5.3	2,194	2.5	1,972	2.5	11.3
EBITDA	9,228	19.2	8,023	19.8	15.0	16,496	18.1	14,168	18.4	16.4
CAPEX	2,787		2,846		(2.1)	5,010		4,817		4.0

FINANCIAL RATIOS	2009		2008		Var. p.p.
Liquidity(1)	1.04		1.10		(0.06)
Interest coverage(2)	7.69		7.71		(0.02)
Leverage(3)	0.92		0.82		0.10
Capitalization(4)	35.24%		32.40%		2.84

(1) Total current assets / total current liabilities.
(2) Income from operations + depreciation + amortization & other / interest expense, net.
(3) Total liabilities / total stockholders' equity.
(4) Total debt / long-term debt + stockholders' equity.
Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans and notes payable.
(5) Includes returnable bottle breakage expense.
(6) Includes solely derivative instruments that do not meet hedging criteria for accounting purposes

July 28, 2009

FEMSA
Consolidated Balance Sheet
As of June 30:
Millions of Pesos

ASSETS	2009(A)	2008(A)	% Increase
Cash and cash equivalents	17,702	9,459	87.1
Accounts receivable	8,911	8,887	0.3
Inventories	13,400	11,554	16.0
Prepaid expenses and other	6,353	4,990	27.3
Total current assets	46,366	34,890	32.9
Property, plant and equipment, net	66,496	59,576	11.6
Intangible assets(1)	67,763	62,698	8.1
Other assets	15,816	14,521	8.9
TOTAL ASSETS	196,441	171,685	14.4

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	3,538	2,492	42.0
Current maturities long-term debt	9,514	4,662	N.S.
Interest payable	346	406	(14.8)
Operating liabilities	31,243	24,073	29.8
Total current liabilities	44,641	31,633	41.1
Long-term debt (2)	35,637	34,620	2.9
Labor liabilities	3,125	2,495	25.3
Other liabilities	10,516	8,624	21.9
Total liabilities	93,919	77,372	21.4
Total stockholders’ equity	102,522	94,313	8.7
LIABILITIES AND STOCKHOLDERS’ EQUITY	196,441	171,685	14.4

(1) Includes mainly the intangible assets generated by acquisitions.
(A) Mexican Pesos for the end of each year.
(2) Includes the effect of assigned and non assigned derivative financial instruments on long-term debt, for accountig purposes

	June 30, 2009
DEBT MIX	Ps.	% Integration	Average Rate
Denominated in:
Mexican pesos	36,936	75.9%	8.2%
Dollars	8,511	17.5%	4.2%
Colombian pesos	1,936	4.0%	11.2%
Argentinan pesos	1,137	2.3%	23.0%
Venezuelan bolivars	169	0.3%	19.0%
Total debt	48,689	100.0%	8.2%

Fixed rate(1)	23,176	47.6%
Variable rate(1)	25,513	52.4%

% of Total Debt	2009	2010	2011	2012	2013	2014	2015	+
DEBT MATURITY PROFILE	14.5%	16.4%	15.0%	24.4%	16.0%	2.9%	10.8%

(1) Includes the effect of interest rate swaps.

July 28, 2009

Coca-Cola FEMSA
Results of Operations
Millions of Pesos
For the second quarter of:

	For the second quarter of:					For the six months of:
	2009(A)	% of rev.	2008(A)	% of rev.	% Increase	2009(A)	% of rev.	2008(A)	% of rev.	% Increase
Total revenues	24,184	100.0	18,544	100.0	30.4	46,339	100.0	35,864	100.0	29.2
Cost of sales	12,757	52.7	9,598	51.8	32.9	24,631	53.2	18,625	51.9	32.2
Gross profit	11,427	47.3	8,946	48.2	27.7	21,708	46.8	17,239	48.1	25.9
Administrative expenses	1,344	5.6	948	5.1	41.8	2,385	5.1	1,862	5.2	28.1
Selling expenses	6,406	26.5	4,829	26.0	32.7	12,384	26.7	9,385	26.2	32.0
Operating expenses	7,750	32.1	5,777	31.1	34.2	14,769	31.8	11,247	31.4	31.3
Income from operations	3,677	15.2	3,169	17.1	16.0	6,939	15.0	5,992	16.7	15.8
Depreciation	717	3.0	580	3.1	23.6	1,414	3.1	1,143	3.2	23.7
Amortization & other	155	0.6	170	0.9	(8.8)	411	0.8	361	1.0	13.9
EBITDA	4,549	18.8	3,919	21.1	16.1	8,764	18.9	7,496	20.9	16.9
Capital expenditures	1,041		663		57.0	1,743		1,184		47.2

(A) Average Mexican Pesos of each year.

Sales volumes
(Millions of unit cases)
Mexico	329.2	54.2	308.9	55.9	6.6	601.6	51.8	573.0	53.5	5.0
Latincentro	142.4	23.5	129.5	23.4	10.0	275.1	23.7	259.7	24.3	5.9
Mercosur	135.4	22.3	114.5	20.7	18.3	284.5	24.5	237.9	22.2	19.6
Total	607.0	100.0	552.9	100.0	9.8	1,161.2	100.0	1,070.6	100.0	8.5

July 28, 2009

FEMSA Cerveza
Results of Operations
Millions of Pesos
For the second quarter of:

	For the second quarter of:					For the six months of:
	2009(A)	% of rev.	2008(A)	% of rev.	% Increase	2009(A)	% of rev.	2008(A)	% of rev.	% Increase
Sales:
Mexico	8,133	68.5	7,878	70.7	3.2	14,510	66.2	14,070	69.5	3.1
Brazil	1,447	12.2	1,440	12.9	0.5	3,108	14.2	2,818	13.9	10.3
Export	1,349	11.3	987	8.9	36.7	2,447	11.1	1,751	8.7	39.7
Beer sales	10,929	92.0	10,305	92.5	6.1	20,065	91.5	18,639	92.1	7.7
Other revenues	951	8.0	830	7.5	14.6	1,869	8.5	1,607	7.9	16.3
Total revenues	11,880	100.0	11,135	100.0	6.7	21,934	100.0	20,246	100.0	8.3
Cost of sales	5,525	46.5	4,929	44.3	12.1	10,632	48.5	9,217	45.5	15.4
Gross profit	6,355	53.5	6,206	55.7	2.4	11,302	51.5	11,029	54.5	2.5
Administrative expenses	1,083	9.1	1,040	9.3	4.1	2,051	9.4	2,038	10.1	0.6
Selling expenses	3,532	29.8	3,414	30.7	3.5	6,743	30.7	6,566	32.4	2.7
Operating expenses	4,615	38.9	4,454	40.0	3.6	8,794	40.1	8,604	42.5	2.2
Income from operations	1,740	14.6	1,752	15.7	(0.7)	2,508	11.4	2,425	12.0	3.4
Depreciation	466	3.9	422	3.8	10.4	922	4.2	838	4.1	10.0
Amortization & other	721	6.1	674	6.1	7.0	1,466	6.7	1,334	6.6	9.9
EBITDA	2,927	24.6	2,848	25.6	2.8	4,896	22.3	4,597	22.7	6.5
Capital expenditures	1,034		1,519		(31.9)	2,071		2,579		(19.7)

(A) Average Mexican Pesos of each year.

Sales volumes
(Thousand hectoliters)
Mexico	7,017.0	69.3	7,455.9	69.5	(5.9)	12,894.7	67.0	13,518.0	67.7	(4.6)
Brazil	2,070.2	20.5	2,259.3	21.1	(8.4)	4,521.6	23.5	4,665.0	23.4	(3.1)
Exports	1,033.9	10.2	1,009.5	9.4	2.4	1,819.9	9.5	1,778.3	8.9	2.3
Total	10,121.1	100.0	10,724.7	100.0	(5.6)	19,236.2	100.0	19,961.3	100.0	(3.6)

Price per hectoliter
Mexico	1,159.0		1,056.6		9.7	1,125.3		1,040.8		8.1
Brazil	699.0		637.4		9.7	687.4		604.1		13.8
Exports	1,304.8		977.7		33.5	1,344.6		984.6		36.6
Total	1,079.8		960.9		12.4	1,043.1		933.8		11.7

Price per hectoliter in local currency
Brazil (Brazilian Real)	108.8		100.8		8.0	109.0		96.4		13.1
Exports (USD)	97.2		93.7		3.7	96.9		93.0		4.2

July 28, 2009

FEMSA Comercio
Results of Operations
Millions of Pesos
For the second quarter of:

	For the second quarter of:					For the six months of:
	2009(A)	% of rev.	2008(A)	% of rev.	% Increase	2009(A)	% of rev.	2008(A)	% of rev.	% Increase
Total revenues	13,554	100.0	11,968	100.0	13.3	25,355	100.0	22,655	100.0	11.9
Cost of sales	9,233	68.1	8,359	69.8	10.5	17,479	68.9	16,099	71.1	8.6
Gross profit	4,321	31.9	3,609	30.2	19.7	7,876	31.1	6,556	28.9	20.1
Administrative expenses	226	1.7	212	1.8	6.6	451	1.8	416	1.8	8.4
Selling expenses	3,007	22.2	2,625	21.9	14.6	5,856	23.1	4,997	22.1	17.2
Operating expenses	3,233	23.9	2,837	23.7	14.0	6,307	24.9	5,413	23.9	16.5
Income from operations	1,088	8.0	772	6.5	40.9	1,569	6.2	1,143	5.0	37.3
Depreciation	205	1.5	162	1.4	26.5	400	1.6	319	1.4	25.4
Amortization & other	127	1.0	107	0.8	18.7	254	1.0	219	1.0	16.0
EBITDA	1,420	10.5	1,041	8.7	36.4	2,223	8.8	1,681	7.4	32.2
Capital expenditures	675		630		7.1	1,172		998		17.4

(A) Average Mexican Pesos of each year.

Information of Convenience Stores
Total stores				6,811	5,851	16.4
Net new convenience stores	269	215	25.1	960	754	27.3
Same store data: (1)
Sales (thousands of pesos)	646.6	643.4	0.5	615.1	618.6	(0.6)
Traffic	26.1	24.7	5.5	24.3	23.4	4.0
Ticket	24.8	26.0	(4.6)	25.3	26.4	(4.2)

(1) Monthly average information per store, considering same stores with at least 13 months of operations.

July 28, 2009

FEMSA
Macroeconomic Information

				Exchange Rate
	Inflation			as of June 30, 2009		as of June 30, 2008
		June 08 -	December 08 -
	2Q 2009	June 09	June 09	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	0.24%	5.74%	1.27%	13.20	1.0000	10.28	1.0000
Colombia	0.27%	3.81%	2.22%	2,158.67	0.0061	1,923.02	0.0053
Venezuela	5.71%	26.08%	10.86%	2.15	6.1406	2.15	4.7833
Brazil	1.58%	4.94%	2.75%	1.95	6.7649	1.59	6.4603
Argentina	1.09%	5.27%	2.72%	3.80	3.4770	3.03	3.3997

July 28, 2009

2009 SECOND-QUARTER AND FIRST SIX MONTHS RESULTS

	Second Quarter			YTD
	2009	2008	Δ%	2009	2008	Δ%

Total Revenues	24,184	18,544	30.4%	46,339	35,864	29.2%
Gross Profit	11,427	8,946	27.7%	21,708	17,239	25.9%
Operating Income	3,677	3,169	16.0%	6,939	5,992	15.8%
Majority Net Income	2,161	1,844	17.2%	3,499	3,444	1.6%
EBITDA(1)	4,549	3,919	16.1%	8,764	7,496	16.9%

Net Debt (2)	9,418	12,382	-23.9%

LTM EBITDA/ Interest Expense, net	10.00	9.91
LTM EBITDA/ Interest Expense	8.72	7.18
LTM Earnings per Share	3.03	3.96
Capitalization(3)	28.8%	26.5%

Expressed in million of Mexican pesos.
(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.

See reconciliation table on page 9 except for Earnings per Share
(2) Net Debt = Total Debt – Cash
(3) Total debt / (long-term debt + stockholders' equity)

Total revenues reached Ps. 24,184 million in the second quarter of 2009, an increase of 30.4% compared to the second quarter of 2008; increased revenues from acquisitions we made in 2008 and 2009 contributed approximately 20% of this growth.

Consolidated operating income grew 16.0% to Ps. 3,677 million for the second quarter of 2009, mainly driven by double-digit operating income growth recorded in our Latincentro and Mercosur divisions. Our operating margin was 15.2% in the second quarter of 2009.

Consolidated majority net income increased 17.2% to Ps. 2,161 million in the second quarter of 2009, mainly reflecting higher operating income, resulting in earnings per share of Ps. 1.17 in the second quarter of 2009.

Mexico City (July 24, 2009), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the second quarter of 2009.

"In the middle of a tough operating environment, our company continued to achieve strong top- and bottom-line results for the quarter, growing revenues, operating income, and EBITDA by 30%, 16%, and 16%, respectively. Among other factors, we benefited from the growth of our sparkling beverages category, particularly in Mexico; the consolidation of our REMIL franchise territory in Brazil; and the strong performance of the Jugos del Valle line of juice-based beverages throughout our operations along with our ability to improve our pricing architecture. Our portfolio of products continued to outperform macroeconomic conditions across our territories, demonstrating its defensiveness. Also, as of June 1st, 2009, we took over the sales and distribution functions of the Brisa water business in Colombia. Furthermore, we believe our company is in a very strong financial position as exemplified by the debt maturities that we met during July—US$265 million of a Yankee bond and Certificados Bursátiles in the amount of MXN$500 million." said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

July 24, 2009	Page 12

CONSOLIDATED RESULTS

Our consolidated total revenues increased 30.4% to Ps. 24,184 million in the second quarter of 2009, compared to the second quarter of 2008, as a result of revenue increases in all of our divisions. Revenue growth was driven by (i) organic growth, driven both by pricing and volumes, which accounted for more than 50% of incremental revenues, (ii) a positive exchange rate translation effect contributing less than 30% of incremental revenues and (iii) the consolidation of Refrigerantes Minas Gerais, Ltda. (“REMIL”) in Brazil and Brisa in Colombia, which contributed approximately 20% of incremental revenues, providing the balance. Excluding the positive exchange rate translation effect and the acquisitions of REMIL and Brisa, our consolidated total revenues would have increased more than 16%.

Total sales volume increased 9.8% to reach 607.0 million unit cases in the second quarter of 2009 as compared to the same period in 2008. Excluding REMIL, total sales volume increased 6.8%, mainly driven by increases in sparkling beverages across all divisions, accounting for almost 40% of incremental volumes. Still beverages sales volume, mainly driven by the Jugos del Valle line of business in our Mexico and Latincentro divisions, grew almost 100%, which accounted for approximately 40% of incremental sales volumes. Our bottled water business, driven by the acquisitions of Agua de Los Angeles in Mexico and Brisa in Colombia, grew almost 10% and represented the balance.

Our gross profit increased 27.7% to Ps. 11,427 million in the second quarter of 2009, compared to the second quarter of 2008. Cost of goods sold increased 32.9% mainly driven by (i) higher year-over-year sweetener costs, (ii) the devaluation of the local currencies in our main operations as applied to our U.S. dollar-denominated raw material cost and (iii) the integration of REMIL; which were partially offset by a lower cost of resin. Gross margin reached 47.3% in the second quarter of 2009 as compared to 48.2% in the same period in 2008.

Our consolidated operating income increased 16.0% to Ps. 3,677 million in the second quarter of 2009, mainly driven by double-digit operating income growth in our Latincentro and Mercosur divisions. Our operating margin was 15.2% in the second quarter of 2009, a decrease of 190 basis points compared to the same period in 2008 as a result of higher operating expenses and cost of goods sold, which were partially offset by revenue growth.

During the second quarter of 2009, we recorded Ps. 453 million in other expenses. These expenses were mainly driven by the loss on sale of certain fixed assets and employee profit sharing recorded in the other expenses line, in accordance with Mexican Financial Reporting Standards.

Our comprehensive financing result in the second quarter of 2009 recorded a gain of Ps. 23 million as compared to an expense of Ps. 51 million in the same period of 2008, mainly due to lower interest expenses as a result of lower net debt.

During the second quarter of 2009, income tax, as a percentage of income before taxes, was 29.9% compared to 28.3% in the same period of 2008.

Our consolidated majority net income increased by 17.2% to Ps. 2,161 million in the second quarter of 2009 as compared to the second quarter of 2008, mainly as a result of higher operating income. Earnings per share (EPS) were Ps. 1.17 (Ps. 11.70 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

July 24, 2009	Page 13

BALANCE SHEET

As of June 30, 2009, we had a cash balance of Ps. 11,364 million, including US$ 458 million denominated in US dollars, an increase of Ps. 5,172 million compared to December 31, 2008, as a result of cash generated by our operations and financing during the first half of the year.

Total short-term debt was Ps. 10,130 million and long-term debt was Ps. 10,652 million. Total debt increased Ps. 2,208 million compared with year-end 2008 mainly due to the issuance of Ps. 2,000 million in “Certificados Bursátiles”, with a 13-month maturity, in January 2009. Net debt decreased Ps. 2,964 million compared to year-end 2008, mainly as a result of cash generated during the first half of the year. KOF’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 642 million (1).

The weighted average cost of debt for the quarter was 7.1%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2009:

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	44.3%	46.4%
U.S. dollars	40.1%	38.6%
Colombian pesos	9.3%	100.0%
Venezuelan bolivars	0.8%	0.0%
Argentine pesos	5.5%	29.3%

(1)	After giving effect to cross-currency swaps and interest rate swaps.
(2)	Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2009	2010	2011	2012	2013	2014 +
% of Total Debt	27.3%	22.1%	0.3%	18.9%	11.1%	20.3%

On July 1 and July 10, 2009, we paid, using cash from our balance, the maturities of our Yankee bond in the amount of US$ 265 million and our “Certificados Bursátiles” in the amount of Ps. 500 million.

Consolidated Cash Flow
Expressed in million of Mexican pesos (Ps.) as of June 30, 2009

Jun-09
Ps.
Income before taxes	5,239
Non cash charges to net income	3,073
8,312
Change in working capital	(254)
Resources Generated by Operating Activities	8,058
Investments	(2,375)
Debt Increase	2,457
Other	(2,793)
Increase in cash and cash equivalents	5,347
Cash and cash equivalents at begining of period	6,192
Translation Effect	(175)
Cash and cash equivalents at end of period	11,364

The difference between the debt increase of the balance sheet and the debt increase in nominal terms presented in the cash flow is related to the foreign exchange impact, presented separately as a part of the translation effect, in accordance with the Mexican Financial Reporting Standards.

July 24, 2009	Page 14

MEXICO DIVISION OPERATING RESULTS

Revenues

Total revenues from our Mexico division increased 7.8% to Ps. 9,749 million in the second quarter of 2009, as compared to the same period in 2008. Increased sales volumes accounted for close to 90% of incremental revenues during the quarter. Average price per unit case reached Ps. 29.42, an increase of 0.7%, as compared to the second quarter of 2008, reflecting higher average prices per unit case from the cola category that were partially offset by lower average prices per unit case in flavored sparkling beverages. Excluding bulk water under the brands Ciel and Agua de Los Angeles, our average price per unit case was Ps. 34.67, a 1.0% increase as compared to the same period in 2008.

Total sales volume increased 6.6% to 329.2 million unit cases in the second quarter of 2009, as compared to the second quarter of 2008, mainly driven by (i) a 2.9% volume growth in sparkling beverages supported by incremental volumes from the Coca-Cola brand in multiserve presentations that compensated for a decline in flavored sparkling beverages, (ii) incremental volumes in the still beverage category, increasing more than two times, driven by the Jugos del Valle product line and (iii) volume growth in our bottled water business by almost 7%.

Operating Income

Our gross profit increased 5.0% to Ps. 4,888 million in the second quarter of 2009 as compared to the same period in 2008. Cost of goods sold increased 10.7% as a result of (i) the third and final yearly stage of the scheduled Coca-Cola Company concentrate price increase announced in 2006, (ii) the higher costs of sweeteners and (iii) the devaluation of the Mexican peso as applied to our U.S. dollar-denominated raw material cost; all of which were partially offset by the lower year-over-year cost of resin. Gross margin decreased from 51.5% in the second quarter of 2008 to 50.1% in the same period of 2009.

Operating income increased 2.4% to Ps. 1,902 million in the second quarter of 2009, compared to Ps. 1,858 million in the same period of 2008. Our operating margin was 19.5% in the second quarter of 2009, a decrease of 100 basis points as compared to the same period of 2008, mainly due to gross margin pressures.

July 24, 2009	Page 15

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

As of June 1st, 2009, Coca-Cola FEMSA started to distribute the Brisa portfolio in Colombia.

Revenues

Total revenues reached Ps. 8,666 million in the second quarter of 2009, an increase of 63.9% as compared to the same period of 2008. Higher average price per unit case and volume growth accounted for approximately 55% of incremental revenues. A positive currency translation effect and the integration of Brisa represented the balance. Excluding this positive currency translation effect and the acquisition of Brisa, our Latincentro division’s revenues would have increased approximately 35%.

Total sales volume in our Latincentro division increased 10.0% to 142.4 million unit cases in the second quarter of 2009 as compared to the same period of 2008. Volume growth was mainly driven by (i) increases in sparkling beverages in Venezuela, (ii) the strong performance of the Jugos del Valle line of business in Colombia and Central America and (iii) the consolidation of the Brisa water brand in Colombia.

Operating Income

Gross profit reached Ps. 4,091 million, an increase of 68.1% in the second quarter of 2009, as compared to the same period of 2008. Cost of goods sold increased 60.4% mainly driven by higher sweetener costs across the division and the depreciation of the Colombian peso as applied to our U.S. dollar-denominated packaging costs, which were compensated by a lower cost of resin. Gross margin increased 120 basis points to 47.2% in the second quarter of 2009.

Our operating income increased 38.7% to Ps. 1,036 million in the second quarter of 2009, compared to the second quarter of 2008, as a result of operating leverage achieved by higher revenues that more than compensated for higher labor and maintenance costs in Venezuela and Colombia respectively. Our operating margin reached 12.0% in the second quarter of 2009, resulting in a 210 basis points decline as compared to the same period of 2008.

July 24, 2009	Page 16

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

As of June 1st, 2008, Coca-Cola FEMSA includes the REMIL operation in its Mercosur division. Volume and average price per unit case exclude beer results.

Revenues

Net revenues increased 36.7% to Ps. 5,686 million in the second quarter of 2009, as compared to the same period of 2008. Excluding beer, which accounted for Ps. 614 million during the quarter, net revenues increased 34.6% to Ps. 5,072 million, compared to the same period of 2008. The acquisition of REMIL accounted for approximately 65% of net revenue growth, while higher average prices per unit case and volume growth accounted for approximately 30% of incremental net revenues.  A positive translation effect represented the balance. Excluding this positive currency translation effect, our Mercosur division’s net revenues would have increased approximately 35%.

Sales volume, excluding beer, increased 18.2% to 135.4 million unit cases in the second quarter of 2009, as compared to the second quarter of 2008, mainly driven by the acquisition of REMIL. Sales volume, excluding REMIL and beer, increased 3.4% to reach 110.6 million unit cases mainly driven by (i) sparkling beverages in Brazil and Argentina, (ii) the Jugos del Valle portfolio in Brazil and (iii) Aquarius flavored water in Argentina.

Operating Income

In the second quarter of 2009, our gross profit increased 31.9% to Ps. 2,448 million, as compared to the same period in 2008. Cost of goods sold increased 41.0% driven by (i) the integration of REMIL in Brazil, (ii) higher sweetener cost in the division and (iii) the devaluation of the local currencies as applied to our U.S. dollar-denominated raw material cost; all of which were partially compensated by the lower cost of resin. Our Mercosur division gross margin decreased 170 basis points to 42.4% in the second quarter of 2009.

Operating income increased 31.0%, reaching Ps. 739 million in the second quarter of 2009, as compared to Ps. 564 million in the same period of 2008. Operating leverage achieved by higher revenues more than compensated for higher labor and freight costs in Argentina. Our operating margin was 12.8% in the second quarter of 2009, a decrease of 60 basis points as compared to the second quarter of 2008.

July 24, 2009	Page 17

SUMMARY OF SIX-MONTH RESULTS

Our consolidated total revenues increased 29.2% to Ps. 46,339 million in the first half of 2009, as compared to the first half of 2008, as a result of revenue growth in all of our divisions. Organic growth across our operations contributed almost 50% of incremental revenues; a positive exchange rate translation effect accounted for more than 25% and the acquisitions of REMIL in Brazil and Brisa in Colombia contributed approximately 25%, representing the balance. Excluding this positive currency exchange rate translation effect and the acquisitions of REMIL and Brisa, our consolidated revenues for the first six months would have increased approximately 14%.

Total sales volume increased 8.5% to 1,161.2 million unit cases in the first half of 2008, as compared to the same period in 2008. Excluding Remil, total sales volume increased 4.3% to reach 1,108.9 million unit cases. The still beverage category, mainly driven by the performance of the Jugos del Valle line of business across our territories, contributed to more than 60% of incremental volumes; water, including bulk water, represented approximately 30% of incremental volumes and the sparkling beverage category, driven by brand Coca-Cola, contributed less than 10% representing the balance.

Our gross profit increased 25.9% to Ps. 21,708 million in the first half of 2009, as compared to the same period of 2008, driven by gross profit growth across all of our divisions. Cost of goods sold increased 32.2% as a result of (i) the higher cost of sweetener across our operations, (ii) the devaluation of local currencies in our main operations as applied to our U.S. dollar-denominated raw material costs and (iii) the integration of REMIL, all of which were partially compensated by the lower cost of resin. Gross margin reached 46.8% for the first six months of 2009, a decrease of 130 basis points as compared to the same period of 2008.

Our consolidated operating income increased 15.8% to Ps. 6,939 million in the first half 2009, as compared to 2008. Our Mercosur and Latincentro divisions accounted for more than 90% of this growth. Our operating margin was 15.0% for the first half of 2009, a 170 basis points decline as compared to the same period of 2008.

Our consolidated majority net income was Ps. 3,499 million in the first six months of 2009, an increase of 1.6% compared to the same period in 2008, mainly reflecting higher operating income. EPS was Ps. 1.89 (Ps. 18.95 per ADR) in the first half of 2009, computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

July 24, 2009	Page 18

RECENT DEVELOPEMENTS

•	As of June 1st, 2009, pursuant to the transition agreement with Bavaria, a subsidiary of SABMiller, we started to sell and distribute the Brisa portfolio in Colombia.

•
In July, 2009 we paid down the maturities related to the Yankee Bond inherited with the acquisition of Panamco for an amount of US$ 265 million and the Certificado Bursátil for an amount of Ps. 500 million, both with cash generated from our operations.

CONFERENCE CALL INFORMATION

Our second-quarter 2009 Conference Call will be held on: July 24, 2009, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through July 31, 2009. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 27948902.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(6 pages of tables to follow)

July 24, 2009	Page 19

Consolidated Income Statement
Expressed in million of Mexican pesos(1)

	2Q 09	% Rev	2Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%
Volume (million unit cases) (2)	607.0		552.9		9.8%	1,161.2		1,070.6		8.5%
Average price per unit case (2)	38.58		32.69		18.0%	38.61		32.66		18.2%
Net revenues	24,033		18,463		30.2%	46,062		35,678		29.1%
Other operating revenues	151		81		86.4%	277		186		48.9%
Total revenues	24,184	100%	18,544	100%	30.4%	46,339	100%	35,864	100%	29.2%
Cost of Goods Sold	12,757	52.7%	9,598	51.8%	32.9%	24,631	53.2%	18,625	51.9%	32.2%
Gross profit	11,427	47.3%	8,946	48.2%	27.7%	21,708	46.8%	17,239	48.1%	25.9%
Operating expenses	7,750	32.0%	5,777	31.2%	34.2%	14,769	31.9%	11,247	31.4%	31.3%
Operating income	3,677	15.2%	3,169	17.1%	16.0%	6,939	15.0%	5,992	16.7%	15.8%
Other expenses, net	453		496		-8.7%	787		683		15.2%
Interest expense	405		622		-34.9%	1,033		1,132		-8.7%
Interest income	50		149		-66.4%	121		285		-57.5%
Interest expense, net	355		473		-24.9%	912		847		7.7%
Foreign exchange (gain) loss	(68)		(158)		-57.0%	304		(207)		-246.9%
Gain on monetary position in Inflationary subsidiries	(109)		(148)		-26.4%	(193)		(260)		-25.8%
Fair value (gain) on derivative financial instruments	(201)		(116)		73.3%	(110)		(108)		1.9%
Comprehensive financing result	(23)		51		-145.1%	913		272		235.7%
Income before taxes	3,247		2,622		23.8%	5,239		5,037		4.0%
Income taxes	972		742		31.0%	1,586		1,495		6.1%
Consolidated net income	2,275		1,880		21.0%	3,653		3,542		3.1%
Majority net income	2,161	8.9%	1,844	9.9%	17.2%	3,499	7.6%	3,444	9.6%	1.6%
Minority net income	114		36		216.7%	154		98		57.1%
Operating income	3,677	15.2%	3,169	17.1%	16.0%	6,939	15.0%	5,992	16.7%	15.8%
Depreciation (3)	717		580		23.6%	1,414		1,143		23.7%
Amortization and other operative non-cash charges (4)	155		170		-8.8%	411		361		13.9%
EBITDA (5)	4,549	18.8%	3,919	21.1%	16.1%	8,764	18.9%	7,496	20.9%	16.9%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Amortization of coolers has been reclassified into the depreciation line for accounting purposes
(4) Includes returnable bottle breakage expense.
(5) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.
As of June 1st, 2008, we integrated the operation of Minas Gerais (REMIL) in the results of Brazil.
As of June 1st, 2009, we integrated the operation of Brisa in the results of Colombia.

July 24, 2009	Page 20

Consolidated Balance Sheet
Expressed in million of Mexican pesos.

Assets	Jun 09		Dec 08
Current Assets
Cash and cash equivalents	Ps.	11,364	Ps.	6,192
Total accounts receivable		4,011		5,240
Inventories		4,855		4,313
Prepaid expenses and other current assets		2,296		2,247
Total current assets		22,526		17,992
Property, plant and equipment
Bottles and cases		1,602		1,622
Property, plant and equipment		52,836		50,925
Accumulated depreciation		(25,757)		(24,388)
Total property, plant and equipment, net		28,681		28,159
Other non-current assets		53,446		51,807
Total Assets	Ps.	104,653	Ps.	97,958

Liabilities and Stockholders' Equity	Jun 09		Dec 08
Current Liabilities
Short-term bank loans and notes	Ps.	10,130	Ps.	6,119
Interest payable		220		267
Suppliers		7,425		7,790
Other current liabilities		7,124		7,157
Total Current Liabilities		24,899		21,333
Long-term bank loans		10,652		12,455
Pension plan and seniority premium		1,011		936
Other long term liabilities		6,621		5,618
Total Liabilities		43,183		40,342
Stockholders' Equity
Minority interest		1,973		1,703
Majority interest:
Capital stock		3,116		3,116
Additional paid in capital		13,220		13,220
Retained earnings of prior years		38,189		33,935
Net income for the period		3,499		5,598
Other comprehensive income		1,473		44
Total majority interest		59,497		55,913
Total stockholders' equity		61,470		57,616
Total Liabilities and Equity	Ps.	104,653	Ps.	97,958

July 24, 2009	Page 21

Mexico Division
Expressed in million of Mexican pesos(1)

	2Q 09	% Rev	2Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%
Volume (million unit cases)	329.2		308.9		6.6%	601.6		573.0		5.0%
Average price per unit case	29.42		29.20		0.7%	29.58		29.24		1.1%
Net revenues	9,684		9,020		7.4%	17,794		16,755		6.2%
Other operating revenues	65		27		140.7%	95		61		55.7%
Total revenues	9,749	100.0%	9,047	100.0%	7.8%	17,889	100.0%	16,816	100.0%	6.4%
Cost of goods sold	4,861	49.9%	4,391	48.5%	10.7%	8,925	49.9%	8,201	48.8%	8.8%
Gross profit	4,888	50.1%	4,656	51.5%	5.0%	8,964	50.1%	8,615	51.2%	4.1%
Operating expenses	2,986	30.6%	2,798	30.9%	6.7%	5,729	32.0%	5,435	32.3%	5.4%
Operating income	1,902	19.5%	1,858	20.5%	2.4%	3,235	18.1%	3,180	18.9%	1.7%
Depreciation, amortization & other operative non-cash charges (2)	382	3.9%	411	4.5%	-7.1%	814	4.6%	842	5.0%	-3.3%
EBITDA (3)	2,284	23.4%	2,269	25.1%	0.7%	4,049	22.6%	4,022	23.9%	0.7%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division
Expressed in million of Mexican pesos(1)

	2Q 09	% Rev	2Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%
Volume (million unit cases)	142.4		129.5		10.0%	275.1		259.7		5.9%
Average price per unit Case	60.84		40.80		49.1%	59.92		41.03		46.1%
Net revenues	8,663		5,283		64.0%	16,484		10,655		54.7%
Other operating revenues	3		3		0.0%	2		7		-71.4%
Total revenues	8,666	100.0%	5,286	100.0%	63.9%	16,486	100.0%	10,662	100.0%	54.6%
Cost of goods sold	4,575	52.8%	2,852	54.0%	60.4%	8,827	53.5%	5,776	54.2%	52.8%
Gross profit	4,091	47.2%	2,434	46.0%	68.1%	7,659	46.5%	4,886	45.8%	56.8%
Operating expenses	3,055	35.3%	1,687	31.9%	81.1%	5,604	34.0%	3,346	31.4%	67.5%
Operating income	1,036	12.0%	747	14.1%	38.7%	2,055	12.5%	1,540	14.4%	33.4%
Depreciation, amortization & other operative non-cash charges (2)	306	3.5%	205	3.9%	49.3%	624	3.8%	397	3.7%	57.2%
EBITDA (3)	1,342	15.5%	952	18.0%	41.0%	2,679	16.3%	1,937	18.2%	38.3%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
As of June 1st, 2009, we integrated the operation of Brisa in the results of Colombia.

July 24, 2009	Page 22

Mercosur Division
Expressed in million of Mexican pesos(1)
Financial figures include beer results

	2Q 09	% Rev	2Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%
Volume (million unit cases) (2)	135.4		114.5		18.2%	284.5		237.9		19.6%
Average price per unit case (2)	37.46		32.93		13.8%	37.12		31.76		16.9%
Net revenues	5,686		4,160		36.7%	11,784		8,268		42.5%
Other operating revenues	83		51		62.7%	180		118		52.5%
Total revenues	5,769	100.0%	4,211	100.0%	37.0%	11,964	100.0%	8,386	100.0%	42.7%
Cost of goods sold	3,321	57.6%	2,355	55.9%	41.0%	6,879	57.5%	4,648	55.4%	48.0%
Gross profit	2,448	42.4%	1,856	44.1%	31.9%	5,085	42.5%	3,738	44.6%	36.0%
Operating expenses	1,709	29.6%	1,292	30.7%	32.3%	3,436	28.7%	2,466	29.4%	39.3%
Operating income	739	12.8%	564	13.4%	31.0%	1,649	13.8%	1,272	15.2%	29.6%
Depreciation, Amortization & Other operative non-cash charges (2)	184	3.2%	134	3.2%	37.3%	387	3.2%	265	3.2%	46.0%
EBITDA (4)	923	16.0%	698	16.6%	32.2%	2,036	17.0%	1,537	18.3%	32.5%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Includes returnable bottle breakage expense.
(4) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
As of June 1st, 2008, we integrated the operation of Minas Gerais (REMIL) in the results of Brazil.

July 24, 2009	Page 23

SELECTED INFORMATION

For the three months ended June 30, 2009 and 2008

Expressed in million of Mexican pesos.

	2Q 09		2Q 08
Capex	1,041.3	Capex	662.7
Depreciation	717.0	Depreciation	580.0
Amortization & Other non-cash charges	155.0	Amortization & Other non-cash charges	170.0

VOLUME
Expressed in million unit cases

	2Q 09					2Q 08
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	237.1	15.2	60.1	16.8	329.2	230.5	15.4	55.1	7.9	308.9
Central America	29.8	1.5	0.1	3.0	34.4	29.9	1.3	0.0	2.4	33.6
Colombia	41.3	3.7	3.7	4.4	53.1	41.5	2.1	2.6	0.6	46.8
Venezuela	50.5	2.1	0.6	1.7	54.9	44.8	2.8	0.0	1.5	49.1
Latincentro	121.6	7.3	4.4	9.1	142.4	116.2	6.2	2.6	4.5	129.5
Brazil	85.4	4.0	0.5	3.2	93.1	68.6	4.3	0.0	1.4	74.3
Argentina	39.2	0.4	0.1	2.6	42.3	38.2	0.6	0.0	1.4	40.2
Mercosur	124.6	4.4	0.6	5.8	135.4	106.8	4.9	0.0	2.8	114.5
Total	483.3	26.9	65.1	31.7	607.0	453.5	26.5	57.7	15.2	552.9

(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

•	Volume of Brazil, Mercosur division, and Consolidated includes three months of REMIL’s operation, accounting for 24.8 million unit cases. Of this volume, sparkling beverages represented close to 95%.

SELECTED INFORMATION

For the six months ended June 30, 2009 and 2008

Expressed in million of Mexican pesos.

	YTD 09		YTD 08
Capex	1,742.6	Capex	1,184.1
Depreciation	1,414.0	Depreciation	1,143.0
Amortization & Other non-cash charges	411.0	Amortization & Other non-cash charges	361.0

VOLUME
Expressed in million unit cases

	YTD 09					YTD 08
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	433.2	27.3	110.0	31.1	601.6	433.9	29.1	97.1	12.9	573.0
Central America	56.8	3.0	0.1	5.4	65.3	59.4	2.8	0.0	4.4	66.6
Colombia	81.7	6.0	6.0	8.0	101.7	82.7	4.9	5.1	1.3	94.0
Venezuela	99.5	4.1	1.2	3.3	108.1	90.6	5.5	0.0	3.0	99.1
Latincentro	238.0	13.1	7.3	16.7	275.1	232.7	13.2	5.1	8.7	259.7
Brazil	179.2	9.6	1.1	6.2	196.1	137.6	9.7	0.0	2.5	149.8
Argentina	82.1	0.8	0.3	5.2	88.4	83.9	1.1	0.0	3.1	88.1
Mercosur	261.3	10.4	1.4	11.4	284.5	221.5	10.8	0.0	5.6	237.9
Total	932.5	50.8	118.7	59.2	1,161.2	888.1	53.1	102.2	27.2	1,070.6

(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

•	Volume of Brazil, Mercosur division, and Consolidated includes six months of REMIL’s operation, accounting for 52.3 million unit cases. Of this volume, sparkling beverages represented close to 95%.

July 24, 2009	Page 24

June 2009
Macroeconomic Information

	Inflation (1)			Foreign Exchange Rate (local currency per US Dollar) (2)
	LTM	2Q 2009	YTD	Jun 09	Dec 08	Jun 08

Mexico	5.74%	0.24%	1.27%	13.2023	13.5383	10.2841
Colombia	3.81%	0.27%	2.22%	2,158.67	2,243.59	1,923.02
Venezuela (3)	26.08%	5.71%	10.86%	2.1500	2	2
Brazil	4.94%	1.58%	2.75%	1.9516	2.3370	1.5919
Argentina	5.27%	1.09%	2.72%	3.7970	3.4530	3.0250

(1) Source: Mexican inflation is published by Banco de México (Mexican Central Bank).
(2) Exchange rates at the end of period are the official exchange rates published by the Central Bank of each country.
(3) In Venezuela since January 1, 2008, the local currency is 'Bolivar Fuerte', 'Bolivar' the former currency, was divided by one thousand.

July 24, 2009	Page 25